Exhibit 99.1

Nano-Dimension Ltd.

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position as at

	June 30,		December 31,
	2018	2019(**)	2018(***)

Assets
Cash and cash equivalents	11,601	5,290	3,753
Restricted deposits	20	31	21
Trade receivables	628	1,174	1,313
Other receivables	653	573	570
Inventory	2,488	3,967	3,116
Total current assets	15,390	11,035	8,773

Restricted deposits	329	351	347
Property plant and equipment, net	5,248	5,350	5,200
Right of use asset	-	1,640	-
Intangible assets	6,369	5,597	5,983
Total non-current assets	11,946	12,938	11,530
Total assets	27,336	23,973	20,303

Liabilities
Trade payables	1,162	819	1,414
Other payables	1,929	3,153	2,178
Total current liabilities	3,091	3,972	3,592

Liability in respect of government grants	934	867	895
Lease liability	-	1,273	-
Liability in respect of warrants and rights to purchase	-	2,804	-
Other long-term liabilities	272	-	244
Total non-current liabilities	1,206	4,944	1,139
Total liabilities	4,297	8,916	4,731

Equity
Share capital	3,291	5,559	3,291
Share premium and capital reserves	63,841 (*)	63,850	63,969
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(44,015)	(54,274)	(51,610)
Total equity	23,039	15,057	15,572
Total liabilities and equity	27,336	23,973	20,303

(*)	Reclassified, See note 2.C
(**)	As from January 1, 2019, the Group applies IFRS 16, see note 3A.
(***)	The December 31, 2018 balances were derived from the Company’s audited annual financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,
	2018	2019(*)

Revenues	1,723	2,850

Cost of revenues	1,124	1,959

Cost of revenues - amortization of intangible	386	386

Total cost of revenues	1,510	2,345

Gross profit	213	505

Research and development expenses, net	4,611	4,474

Sales and marketing expenses	1,872	2,871

General and administrative expenses	1,494	1,590

Operating loss	(7,764)	(8,430)

Finance income	47	7,317

Finance expense	176	1,551

Total comprehensive loss	(7,893)	(2,664)

Basic and diluted loss per share (USD)	(0.09)	(0.02)

(*)	As from January 1, 2019, the Group applies IFRS 16, see note 3A.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the six months ended June 30, 2019:
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Issuance of ordinary shares, net	2,216	(632)	--	--	--	1,584
Exercise of rights to purchase	52	311	--	--	--	363
Share-based payments	--	202	--	--	--	202
Net loss	--	--	--	--	(2,664)	(2,664)

Balance as of June 30, 2019	5,559	63,850	(1,509)	1,431	(54,274)	15,057

For the six months ended June 30, 2018 (*):

Balance as of January 1, 2018	2,307	52,059	(1,509)	1,431	(36,122)	18,166

Issuance of ordinary shares, net	981	11,490	--	--	--	12,471

Exercise of options	3	(3)	--	--	--	--

Share-based payments	--	295	--	--	--	295

Net loss	--	--	--	--	(7,893)	(7,893)

Balance as of June 30, 2018	3,291	63,841	(1,509)	1,431	(44,015)	23,039

(*)	Reclassified, See note 2.C

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flow

(In thousands of USD)

	For the six months ended June 30,
	2018	2019(*)
Cash flow from operating activities
Net loss	(7,893)	(2,664)

Adjustments:

Depreciation and amortization	969	1,336
Changes in liability in respect of government grants	78	(2)
Changes in liability in respect of warrants and rights to purchase	-	(7,316)
Issuance expenses recognized as finance expense	-	1,224
Financing expenses (income)	(42)	268
Loss from disposal and sale of fixed assets	162	17
Share-based payments	284	193
	1,451	(4,280)
Changes in assets and liabilities:
Increase in inventory	(798)	(1,223)
Increase in other receivables	(70)	(3)
Decrease (increase) in trade receivables	(534)	139
Increase in other payables	251	333
Increase (decrease) in trade payables	833	(599)
Decrease in other long term liabilities	(30)	-
	(348)	(1,353)
Net cash used in operating activities	(6,790)	(8,297)

Cash flow from investing activities
Decrease (increase) in restricted bank deposits	87	(14)
Acquisition of property plant and equipment	(349)	(316)
Proceeds from sale of fixed assets	1	-
Net cash used in investing activities	(261)	(330)

Cash flow from financing activities
Proceeds from issuance of ordinary shares, warrants and rights to purchase, net	12,471	10,561
Lease payments	-	(534)
Exercise of rights to purchase	-	282
Amounts recognized in respect of government grants liability, net	19	(96)
Net cash provided by financing activities	12,490	10,213

Increase in cash and cash equivalents	5,439	1,586
Cash and cash equivalents at beginning of the period	6,103	3,753
Effect of exchange rate fluctuations on cash	59	(49)
Cash and cash equivalents at end of period	11,601	5,290

Non-cash transactions:
Property plant and equipment acquired on credit	68	3

(*)	As from January 1, 2019, the Group applies IFRS 16, see note 3A.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

a.

Reporting entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2019, comprise the Company and its subsidiaries in Israel, in the United States and in Hong Kong (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development and commercialization of a three-dimensional (3D) printer and nanotechnology based conductive and dielectric inks, which are supplementary products to the 3D printer. The ordinary shares of the Company are registered for trade on the Tel Aviv Stock Exchange. In addition, since March 2016, American Depositary Shares (“ADSs”) representing the Company’s ordinary shares have been trading on the Nasdaq Capital Market.

b.

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. Starting in the fourth quarter of 2017, the Group began to commercialize its products and has generated revenues, mainly from sales of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products.

Based on the projected cash flows, cash and cash equivalents balance as of June 30, 2019 and the funds raised after the reporting period (see note 8b), management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities, including the development, manufacturing and marketing of its products for a period of at least 12 months from the sign-off date of these interim condensed consolidated financial statements. As a result, there is a substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans include continuing commercialization of the Group’s products and securing sufficient funding through the sale of additional equity securities and debt. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient funding, it may need to reduce activities, curtail or even cease operations.

The interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 - Basis of Presentation

a.

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2018 (the “Annual Financial Statements”).

These condensed consolidated interim financial statements as at and for the six months ended 30 June, 2019 were authorized for issuance by the Company’s Board of Directors on September XX, 2019.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Presentation (Cont’d)

b.

Use of Estimates and Judgments

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below and in addition to the significant estimations and judgements as mentioned in Note 3, the significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Estimate/judgment	Principal assumptions	Possible effects
Determining the fair value of rights to purchase and warrants	The fair value of the rights to purchase and warrants is determined by using the Black-Scholes model (see note 6).	An increase or decrease in the amounts allocated to the financial liabilities and equity and an increase or decrease in financing expenses.

c.	Reclassification

In its annual financial statements for the year ended December 31, 2018, the Company changed the equity presentation in the Consolidated Statements of Financial Position. In order to simplify presentation, warrants, capital reserves for share based payments and from transactions with controlling shareholders, were consolidated into the share premium section. This classification did not have any effect on the total equity.

Comparative figures as of June 30, 2018, have been reclassified accordingly.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

a.	Application of a new standard effective January 1, 2019

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: “IAS 17” or “the previous standard”).

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of research and development, general and administrative and sales and marketing expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses.

The Group elected to apply the standard using the cumulative effect method as at January 1, 2019, and without a restatement of comparative data.

In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Group’s equity at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	Excluding initial direct costs from measurement of the right-of-use asset at the date of initial application;

(2)	Using hindsight when determining the lease term if the contract includes an extension or termination option;

(3)	Not separating non-lease components from lease components and instead accounting for all the components as a single lease component.

The table below presents the cumulative effects of the items affected by the initial application on the consolidated statement of financial position as at January 1, 2019:

	According to IAS 17	The change	IFRS 16
	USD thousands	USD thousands	USD thousands
Right-of-use asset	-	1,891	1,891
Other Payables	(57)	57	-
Liability in respect of IFRS 16		(2,192)	(2,192)
Other long-term liabilities	(244)	244	-

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rates used to measure the lease liability range between 11.2% and 39.16%, while the discount rates that were used to measure the majority of the lease liability were in a range of between 11.2% and 15%. This range is affected by differences in the lease term, differences between asset groups, and so forth.

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets and lease liabilities as at June 30, 2019 in the amount of US$ 2,042 thousand. Amount of US$769 thousand was classified to short time liabilities under Other payables.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Furthermore, instead of recognizing lease expenses in relation to those leases, during the six month period ended June 30, 2019 the Group recognized additional depreciation expenses in the amount of US$ 420 thousand, and additional financing expenses in the amount of US$ 219 thousand.

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)	Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

(2)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(3)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Buildings	1 year
●	Motor vehicles	3 years

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4 – Material Events During the Reporting Period

a.

In February 2019, the Company issued, pursuant to a public offering in the U.S., an aggregate of 80,000,000 Ordinary Shares (16,000,000 ADSs), 80,000,000 non-tradable warrants (exercisable into 80,000,000 Ordinary Shares) and 60,000,000 non-tradable rights to purchase shares (exercisable into 60,000,000 Ordinary Shares), according to the exercise terms determined.

In certain cases, the rights to purchase and the warrants may be exercised on a cashless basis.

Therefore, the rights to purchase and the warrants are accounted as derivative instruments which are classified as a liability and measured at fair value through profit or loss. The total gross consideration was $12,000,000 and was initially attributed to the financial liability for the rights to purchase and warrants based on their fair value in the amount of $10,201,000 and the remaining amount was attributed to the ADSs issued and recognized as an equity component in the amount of $1,799,000.

Applicable issuance costs, amounting to $1,440,000, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,224,000 was considered as issuance costs allocated to the rights to purchase and the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ADSs in the amount of $216,000 have been recorded in equity as a reduction of the share premium.

See also Note 6 for the methodology and assumptions used to measure the fair value of the rights to purchase and warrants as of their issuance date and as of June 30, 2019.

Note 5 - Share-Based Payments

a.	In March 2019, the Company issued options to purchase 270,000 Ordinary Shares to employees of the Company at an exercise price of $0.17 per share. In addition, the Company issued 309,000 restricted share units to employees of the Company.

b.

In May 2019, the Company issued options to purchase 5,407,000 Ordinary Shares to employees, consultants and officers of the Company at an exercise prices ranging from $0.14 to $0.15 per share. In addition, the Company issued 2,935,000 restricted share units to employees of the Company.

c.

The fair value of the aforesaid share options was estimated on the granting date using the Black-Scholes-Merton option pricing model. The following is the data used in determining the fair value of the share options:

	Options- Employees	RSU- Employees	Options- Employees, Officers, Consultants	RSU- Employees
Grant Month	March	March	May	May
Number of share options granted	270,000	309,000	5,407,000	2,935,000
Fair value in the grant date (thousands of USD)	23	45	340	365
Range of share price (USD)	0.17	0.15	0.14	0.14
Range of exercise price (USD)	0.17	0	0.14-0.15	0
Range of expected share price volatility	59.64%-62.93%	NA	58.54%-61.49%	NA
Range of estimated life (years)	4.81-6.92	NA	5.00-7.00	NA
Range of weighted average of risk-free interest rate	1.16%-1.60%	NA	1.25%-1.60%	NA
Expected dividend yield	--	--	--	--

Expenses in the amount of $193 thousand were recognized as a salary expense in the six month period ended June 30, 2019 ($291 thousand in the six month period ended June 30, 2018).

d.	Regarding additional share-based payment transactions after the reporting date, see Note 8.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

(1) Fair value

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, bank deposits, trade and other payables are the same as or approximate to their fair value.

(2) Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

Financial liabilities- derivatives measured at fair value through profit or loss Thousands USD
Balance as of January 1, 2019	--
Issuances	10,201
Exercises	(81)
Total gains recognized in profit or loss (*)	(7,316)
Balance as of June 30, 2019	2,804

(*)	Under financing income and expenses.

(3) Details regarding fair value measurements at Level 3

Issuance of rights to purchase and warrants

The fair value of the rights to purchase and warrants as at their issuance date and as at June 30, 2019 was determined by using the Black-Scholes model.

The assumptions used to calculate the fair value of the rights to purchase and warrants as at their issuance date and as at June 30, 2019 were as follows:

February 2019
	(Issuance date)	June 30, 2019
ADS price (in US$)	0.87	0.48
Exercise price (in US$- rights to purchase-warrants)	0.75-0.8625	0.75-0.8625
Expected term (in years- rights to purchase-warrants)	0.5-5	0.1-4.6
Expected volatility (rights to purchase-warrants)	63.1-62.4%	57.1-61.7%
Risk-free interest rate (rights to purchase-warrants)	2.51-2.55%	1.97-1.80%
Dividend yield	0%	0%

Fair value sensitivity analysis of level 3 financial instruments carried at fair value

As regards fair value measurements classified in level 3 of the fair value hierarchy, a reasonably possible change in one unobservable inputs would have increased (decreased) profit or loss as follows:

	June 30, 2019
	Increase	Decrease
	Profit or loss
	Thousands USD
Change in volatility of 5%	(315)	321
Change in volatility of 10%	(622)	647

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 – Revenues

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

	June 30,
	2018	2019
	Thousands USD	Thousands USD
Open balances	543	1,174
Income receivables	85	-
Contract liabilities	264	766

The contract liabilities primarily relate to the advance consideration received from customers for contracts containing yearly warranty services. The revenue is recognized on a straight line basis over the contract period.

In the following tables, the Group’s revenue is disaggregated by major products, primary geographical market and timing of revenue recognition.

Revenues per major products:

	For the six-month Ended June 30
	2018	2019
	Thousands USD	Thousands USD

Consumables	13	222
Sales of printers	1,583	2,577
Total	1,596	2,799
Printers rental	127	51
Total revenues	1,723	2,850

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 – Revenues (Cont’d)

Revenues per geographical locations:

	For the six-month Ended June 30
	2018	2019
	Thousands USD	Thousands USD
USA	775	1,040
Asia Pacific	526	639
Europe and Israel	422	1,171
Total revenues	1,723	2,850

Revenues per timing of revenue recognition:

	For the six-month Ended June 30
	2018	2019
	Thousands USD	Thousands USD
Goods and services transferred over time	179	327
Goods transferred at a point in time	1,544	2,523
Total revenues	1,723	2,850

Note 8 - Events after the Reporting Date

a.	On July 3, 2019, the Company granted options to purchase 3,691,000 Ordinary Shares to officers and directors of the Company at exercise price of US$ 0.15 per share. One third of the share options will vest after one year from commencement of employment, and the remaining will vest in eight equal quarterly batches over a period of two years. The share options will be exercisable during the earlier of a period of four years from the vesting date, or 90 days from the end of employment date.

b.	On September 4, 2019, the Company closed a private placement of convertible promissory notes with an aggregate original principal amount of approximately $4,300,000 and an additional approximately $2,700,000 to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7,000,000. The notes are convertible into the Company’s ADS, together with warrants to purchase ADS in a ratio of 0.85 warrant per 1 ADS. The Company issued an aggregate of 62,668,850 non-tradable warrants (exercisable 62,668,850 Ordinary Shares), according to the exercise terms determined. In case the Company will not have an effective registration statement in time of exercising of the rights to purchase or the warrants, they include a cashless exercise mechanism. The gross proceeds from the first closing were $4,276,227 before deducting placement agent fees, escrowed amounts and other expenses. The gross proceeds will be recorded as a financial liability.

The convertible promissory notes will be unsecured, will have a maturity date of March 4, 2021, will bear no interest except in an event of default and may be converted, at the election of the holder, into ADS of the Company at an initial per share conversion price of $0.29, subject to adjustments, including in connection with note issuances in subsequent tranches. The convertible promissory notes will include a mandatory conversion provision for part or all of the notes in the event that the volume weighted average price of the Company’s ADS reaches certain thresholds, subject to certain limitations. The warrants will have an exercise price equal to 125% of the conversion price of the convertible promissory notes, will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance.